Exhibit 99.1

IFRS – USD Press Release

AI Revenues at 8.2% in Q1; Resilient Operating Margin of 21.1%

Strong Large Deal Wins at $3.6 Billion with 61% Net New; Robust Free Cash Flow of $0.96 Billion

FY 27 Revenue Guidance Revised to 1.5%-3.0%, Margin guidance Retained at 20%-22%

Bengaluru, India – July 23, 2026: Infosys (NSE, BSE, NYSE: INFY), a global leader in AI-first business consulting and technology services, delivered $5,082 million in Q1 revenues, year on year growth of 2.4% and sequential growth of 1.0% in constant currency. Operating margin was at 21.1%, sequential increase of 0.2%. EPS growth was 14.9% year on year in rupee terms. TCV of large deal wins was $3.6 billion, with 61% net new.

“AI momentum is now rapidly converting into revenue, which demonstrates how Infosys’ differentiated enterprise AI value proposition is translating into consistent market share gains. Strong large deal wins, powered by Infosys Topaz, reinforce client confidence in our ability to be the strategic partner of choice for AI transformation driving tangible business value”, said Salil Parekh, CEO and MD. “With strategic partnerships established with all leading AI companies, we are bringing the power of the innovation ecosystem to help clients accelerate operational productivity and unlock growth opportunities. We remain committed to reskilling our employee base across levels and this sustained focus has positioned Infosys as a frontier organization with deep expertise accelerating AI journeys for some of the largest enterprises the world over”, he added.

Guidance for FY27:

•	Revenue growth of 1.5%-3.0% in constant currency
•	Operating margin of 20%-22%

Key highlights :

For the quarter ended June 30, 2026

•         Revenues in CC terms grew by 2.4% YoY and by 1.0% QoQ

•         Reported revenues at $5,082 million, growth of 2.8% YoY and 0.8% QoQ

•         Operating margin at 21.1%, increase of 0.3% YoY and 0.2% QoQ

•         Basic EPS at $0.20; increase of 3.7% YoY

•         FCF at $955 million; FCF conversion at 116.5% of net profit

“Our resilient margins of 21.1% and consistent strong cash generation reflect the strength of our business model, disciplined execution and continued focus on operational excellence in a challenging business environment”, said Jayesh Sanghrajka, CFO. “We are accelerating investments in AI, talent, and platforms to drive future growth and remain committed to improving productivity, expanding operating leverage and maintaining the financial flexibility needed to capitalize on emerging opportunities while delivering sustainable shareholder value”, he added.

Client Wins & Testimonials

•	Infosys renewed its long-standing collaboration with Mercedes-Benz Group AG, moving one of the automotive sector’s largest hybrid cloud and data center operations to an AI-led operating model. As part of the extended engagement, Infosys will embed AIOps and agentic AI across the IT landscape, powered by Infosys Topaz and Infosys Cobalt, to further enhance reliability, efficiency and innovation. Bobi Milosevic-Lican, Vice President Tech Infrastructure & Operations Mercedes-Benz AG, said, “Infosys has been a trusted collaborator in supporting our global IT infrastructure and managing complex enterprise technology environments at scale. As we continue to modernize our technology landscape and advance towards an AI-enabled operating model, we value Infosys’ deep technology expertise, strong delivery capabilities and ability to drive innovation across large and complex operations. This helps ensure that our infrastructure not only runs reliably today but is positioned to power our ongoing transformation journey.”

•	Infosys collaborated with Nokia to strengthen product engineering capabilities and accelerate innovation across its network portfolio. Kal De, SVP, Core Networks, Mobile Infrastructure Group, Nokia, said, "Nokia and Infosys's strategic partnership focuses on strengthening product engineering across Nokia's core networks portfolio. The collaboration provides access to specialized engineering expertise, helping Nokia accelerate product evolution, improve execution efficiency, and dynamically respond to new market requirements."

•	Infosys collaborated with Bendigo Bank to help build a future-ready bank. This 7-year collaboration will allow accelerated innovation and simplification to deliver better experiences for Bendigo Bank’s 2.9 million customers. Richard Fennell, Chief Executive Officer, Bendigo Bank, said, “Partnerships are fundamental to how Bendigo Bank innovates, and with this access to Infosys’ global capabilities, software engineering and AI talent, our Bank has significantly greater capacity to drive innovation.

•	Infosys expanded its strategic collaboration with DNB Bank ASA to modernize financial crime operations. Elin Sandnes, COO and Group Executive Vice President Technology & Services, DNB, said, “Protecting customers and the integrity of the financial system requires us to continuously raise the bar on detection and investigation. By working closely with Infosys and leveraging NICE Actimize’s X Sight Enterprise platform, we are enhancing our ability to detect, investigate, and prevent complex financial crime more effectively, while supporting our long-term digital transformation and regulatory compliance objectives.”

•	Infosys collaborated with Sentara to unlock AI value and scale enterprise AI adoption in healthcare services. Jamisson Fowler, SVP and Chief Digital Officer, Sentara, said, “As we continue to advance our digital strategy, working with Infosys enables us to take a thoughtful and scalable approach to AI adoption across the enterprise. This collaboration helps ensure AI is deployed in ways that genuinely improve how our hospital teams work supporting efficiency, care delivery and the communities we serve while remaining secure, compliant and patient centered.”

•	Infosys expanded collaboration with GlobalFoundries to accelerate AI-driven transformation of IT operations. Vishal Mehra, Chief Information Officer, GlobalFoundries, said, “The renewed collaboration marks a significant step forward in GF’s journey to modernize IT operations and achieve higher levels of efficiency, resilience and user experience. As a leading global semiconductor manufacturer, we are committed to advancing our digital transformation to drive greater reliability and value. Collaborating with Infosys will help us equip our teams with next generation capabilities to accelerate this transformation journey.”

•	Infosys collaborated with Spark New Zealand to accelerate AI-led transformation across its technology delivery and digital operations. Penny White, General Manager, Business Technology Services, Spark, said, “Our long-standing collaboration with Infosys continues to play a critical role in modernizing how we design, build and operate our technology. By leveraging Infosys Topaz, we are embedding cloud and AI-driven capabilities into our day-to-day operations, enabling greater efficiency, scale and agility as we transform our technology delivery model and deliver more seamless digital experiences for our customers.”

•	Infosys collaborated with Cox Communications to modernize its technology operations and enhance the digital experience for its customers. Mark Lawson, Chief Technology, Digital and AI Officer, Cox Communications, said, "Infosys has been instrumental in helping Cox deliver impactful digital transformation, with AI supporting key parts of that journey. By combining deep engineering expertise with a strong understanding of our business, they have helped us create seamless customer experiences, improve operational efficiency, and accelerate business outcomes. We value their partnership and commitment to innovation.”

•	Infosys is selected by Ventura Foods as a partner for its enterprise transformation leveraging Oracle Fusion Cloud, and Infosys Topaz for its AI-first value chain strategy. The program will establish a unified digital foundation across finance, human resources, supply chain, product lifecycle management, and the oil value chain, enabling faster innovation, improved resilience, and sustainable growth. Kiran Vankamamidi, Ventura Foods' Chief Information Officer, said, “Infosys’ deep transformation expertise, industry knowledge, and AI-led approach will help Ventura Foods transform into an intelligent, connected enterprise – empowering our teams with speed, insight and simplicity to deliver the customer experience that fuels our growth."

•	Infosys Finacle collaborated with Sterling Bank of Asia to enhance employee and customer experience, improve banking services, and reduce operational complexity. Cecilio Paul D. San Pedro, President and Chief Executive Officer, Sterling Bank of Asia, said, “At Sterling Bank of Asia, we aim to integrate forward thinking solutions into our operations to better serve the Philippine market. Achieving this requires us to continuously respond to fast evolving customer expectations, the accelerating pace of digital innovation, and an increasingly complex regulatory landscape. Modernizing our technology foundation for both core and digital banking is essential to realizing our goals. With Infosys Finacle, we have a trusted transformation partner and a next generation banking platform that will equip us to meet the dynamic requirements of our business, our customers, and the wider regulatory environment.”

•	Infosys Finacle and Bank of Sydney announced the successful go-live of Finacle Digital Banking Suite for Bank of Sydney in Australia, powered by Finacle Software-as-a-Service on Amazon Web Services (AWS) cloud. Geoff Wenborn, COO, Bank of Sydney said, “This marks a significant milestone in the bank's digital transformation journey. 'With the go live of the Infosys Finacle platform Bank of Sydney has gained a future-ready digital foundation to support growth, scalability and innovation for evolving customer expectations, while simplifying our IT landscape for a more agile operating environment.”

•	Infosys collaborated with OpenAI to accelerate enterprise AI transformation and unlock AI value at scale. Denise Dresser, Chief Revenue Officer, OpenAI, said, “Codex is becoming a powerful workspace for managing agents across software development and business workflows. As enterprises move quickly to put Codex to work, we’re working with leading partners like Infosys to help more organizations move from early usage to repeatable deployment. Infosys's deep expertise in large-scale software transformation enables enterprises to deploy Codex across areas like legacy code modernization, code review automation, vulnerability detection, and application development, while extending its impact to the systems and workflows where knowledge work gets done. We will work together to bring Codex to organizations worldwide.”

•	Infosys collaborated with Harness to Unlock AI Value for enterprise transformation and modernization programs. Jyoti Bansal, Co-founder and Chief Executive Officer, Harness, said, “As AI accelerates code generation, the real challenge for enterprises is ensuring that innovation reaches production safely and efficiently. This creates what we call the AI Velocity Paradox: development speeds up, but downstream processes like testing, security, compliance, and deployment struggle to keep pace – introducing new risk and complexity. By bringing Harness’s intelligent delivery platform together with Infosys’ deep enterprise expertise, we’re helping organizations deliver AI-driven software innovation with greater speed, predictability, and control.”

Recognitions & Awards

Brand & Corporate

•	Won multiple awards at the 2026 Asia Executive Survey by Extel and ranked among the Top 3 overall in three categories: Best CFO, Best IR Program, and Best ESG Program
•	Ranked #1 on LinkedIn Top Companies in India for 2026
•	Awarded the Bronze Stevie® Award for Innovation in Investor Relations
•	Infosys BPM awarded the Global CSR, Sustainability & ESG Awards 2026 for the ‘Best Skill Development Programme of the Year’
•	Infosys BPM awarded HR Distinction Awards 2026 for the ‘Best Resourcing Strategy

AI and Cloud Services

•	Recognized as a Leader in the Gartner Magic Quadrant for Cloud ERP Services
•	Featured as a Leader in Everest Group Google Cloud Services PEAK Matrix® Assessment 2026
•	Featured as a Leader in Oracle Cloud Applications Services PEAK Matrix® Assessment 2026
•	Recognized as a Leader by HFS Horizons for Data Modernization and AI, 2026
•	Infosys BPM Awarded the Hackett Innovation Awards 2026 for the ‘Order-to-Cash: Agentic AI in Finance’ initiative
•	Awarded the HPE Networking (Aruba) Partner of the year 2026

Key Digital Services

•	Featured as a Leader in Everest Group Marketing Transformation Services PEAK Matrix® Assessment 2026
•	Featured as a Leader in Everest Group Healthcare Payer Digital Services PEAK Matrix® Assessment 2026
•	Recognized as a Leader by HFS Horizons for SAP S/4HANA Transformation Services, 2026
•	Recognized as a Leader by HFS Horizons for Global Capability Centers (GCC) Services, 2026
•	Featured as a Leader in PAC Radar Global Leaders in Quality Engineering in 2026

Industry & Solutions

•	Recognized as a Leader by HFS Horizons for Financial Crime Compliance (FCC) in Financial Services, 2026
•	Awarded by NelsonHall for Transforming Wealth and Asset Management Services
•	Ranked as the number one IT services provider for banking in Europe and financial services in Nordics by Whitelane Research
•	Infosys Finacle rated as a Leader in The Forrester Wave™: Digital Banking Engagement Platforms, Q2 2026 report
•	Infosys Finacle ranked as a Leader across 22 categories by IBS Intelligence (IBSi) in its Annual Sales League Table (SLT) 2026 report
•	Infosys Finacle received the MEA Finance Banking Technology Awards 2026 in three categories: 'Best Core Banking Technology Implementation' with Emirates Investment Bank; 'Best Open Banking & API Implementation' with Zand; and 'Best Open Banking and API Solutions Provider'
•	Awarded the HPE GSI Financial Services Partner of the year 2026

Read more about our Awards & Recognitions here.

About Infosys

Infosys (NSE, BSE, NYSE: INFY) is a global leader in AI first business consulting and technology services. Over 325,000 of our people work to amplify human potential and create the next opportunity for people, businesses, and communities. As navigators of enterprise transformation, we enable businesses in 59 countries to unlock AI value at scale. With over four decades of experience in managing the systems and workings of global enterprises, we accelerate business transformation through our AI-first value framework, deep domain expertise, and our unique ability to orchestrate innovations from our AI-native partner ecosystem. Infosys is recognized as the fastest growing IT services brand globally, committed to being a well-governed, environmentally sustainable partner for our clients where deep talent expertise, in an inclusive workplace, help them navigate their next.

Visit www.infosys.com to see how Infosys (NSE, BSE, NYSE: INFY) can help your enterprise navigate your next.

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Safe Harbor

Certain statements in this release, including those concerning our future events, future growth prospects, our future financial or operating performance and our offerings and collaborations, are “forward looking statements” intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. These forward-looking statements are subject to substantial known and unknown risks, uncertainties and other factors, that could cause actual results or outcomes to differ materially from those implied by such forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid work model, economic uncertainties and geo-political situations, technological disruptions and innovations such as artificial intelligence, the complex and evolving regulatory landscape including immigration regulation changes, particularly in the United States, our Environmental, Social, Governance (“ESG”) vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources, our corporate actions including acquisitions, cybersecurity matters, the outcome of pending litigation and the US government investigation, and the effect of current and future tariffs. These and additional factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2026. These filings are available at https://www.sec.gov/. In light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Rishi Basu +91 80 4156 3998 Rajarshi.Basu@infosys.com	Chad Darwin +1 323 422 3815 Chad.darwin@infosys.com

Infosys Limited and subsidiaries

Extracted from the Condensed Consolidated Balance Sheet under IFRS as at:

(In $ million)

Particulars	June 30, 2026	March 31, 2026
ASSETS
Current assets
Cash and cash equivalents	2,287	2,341
Current investments	837	1,365
Trade receivables	3,569	3,715
Unbilled revenue	1,759	1,633
Other current assets	1,953	1,858
Total current assets	10,405	10,912
Non-current assets
Property, plant and equipment and Right-of-use assets	2,066	2,057
Goodwill and other Intangible assets	2,042	1,576
Non-current investments	924	942
Unbilled revenue	207	183
Other non-current assets	715	776
Total non-current assets	5,954	5,534
Total assets	16,359	16,446
LIABILITIES AND EQUITY
Current liabilities
Trade payables	463	500
Unearned revenue	1,222	1,248
Employee benefit obligations	388	372
Other current liabilities and provisions	3,515	3,396
Total current liabilities	5,588	5,516
Non-current liabilities
Lease liabilities	563	634
Other non-current liabilities	534	456
Total non-current liabilities	1,097	1,090
Total liabilities	6,685	6,606
Total equity attributable to equity holders of the company	9,619	9,786
Non-controlling interests	55	54
Total equity	9,674	9,840
Total liabilities and equity	16,359	16,446

Extracted from the Condensed Consolidated Statement of Comprehensive Income under IFRS for:

(In $ million except per equity share data)

Particulars	3 months ended June 30, 2026	3 months ended June 30, 2025
Revenues	5,082	4,941
Cost of sales	3,482	3,416
Gross profit	1,600	1,525
Operating expenses:
Selling and marketing expenses	270	258
Administrative expenses	258	239
Total operating expenses	528	497
Operating profit	1,072	1,028
Other income, net of finance cost	91	110
Profit before income taxes	1,163	1,138
Income tax expense	343	329
Net profit (before non-controlling interests)	820	809
Net profit (after non-controlling interests)	819	809
Basic EPS ($)	0.20	0.20
Diluted EPS ($)	0.20	0.19

NOTES:

a)	The above information is extracted from the audited condensed consolidated Balance sheet and Statement of Comprehensive Income for the quarter ended June 30, 2026, which have been taken on record at the Board meeting held on July 23, 2026.
b)	Revenue growth in reported currency includes the impact of currency fluctuations. Additionally, we calculate constant currency (CC) growth by comparing current period revenues in respective local currencies converted to US$ using prior period exchange rates and comparing the same to our prior period reported revenues.
c)	A Fact Sheet providing the operating metrics of the Company can be downloaded from www.infosys.com.